Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660-6422 sycr.com	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO WASHINGTON SEATTLE

January 4, 2016

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Amanda Ravitz
Julie Sherman
Brian Cascio
Brian Soares
Geoffrey Kruczek

Re:	Endologix, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 18, 2015
File No. 333-208081
Responses to Staff comments provided orally on December 31, 2015

Dear Ms. Ravitz:

Set forth below is the response of Endologix, Inc., a Delaware corporation (the “Company”), to the comment provided orally by the staff (the “Staff”) of the Securities and Exchange Commission on December 31, 2015, in connection with the Company’s Registration Statement on Form S-4 (File No. 333-208081), which the Company originally filed on November 18, 2015 and was subsequently amended by Amendment No. 1 to Registration Statement on Form S-4 filed on December 18, 2015 (as so amended, the “Registration Statement”).

For your convenience the Company’s response is preceded by a reproduction of the Staff comment as provided orally.

Background of the Merger, page 64

1.	We note your references throughout this section to multiple presentations, materials and analyses provided or presented by J.P. Morgan and Piper Jaffray. Please provide those other presentations, materials and analyses to see if they are reports, opinions, appraisals, etc. that may require disclosure in the Form S-4. To the extent that the information contained in the multiple presentations, materials and analyses is substantially similar to that presented by J.P. Morgan and Piper Jaffray on October 26, 2015 and October 23, 2015, respectively, then provide a statement to this effect.

Securities and Exchange Commission

Endologix, Inc.

Amendment No. 1 to Registration Statement on Form S-4

January 4, 2016

Company Response: In response to the Staff’s comment, we advise the Staff that the additional presentations, materials and analyses were subsumed by the presentation that was presented by J.P. Morgan to the TriVascular Board on October 26, 2015 and summarized in the Registration Statement on pages 90 to 97 and the presentation that was presented by Piper Jaffray to the Endologix Board on October 23, 2015 and summarized in the Registration Statement on pages 76 to 85. Therefore, the additional presentations, materials and analyses are substantially similar to the October 26, 2015 and October 23, 2015 presentations and any additional disclosure would be duplicative to the final analysis that is already summarized in the Registration Statement.

Additionally, we advise the Staff that the only report, opinion or appraisal provided by J.P. Morgan and Piper Jaffray, respectively, under the terms of their respective engagement letters were those fairness opinions described in detail in the Registration Statement and included as Annexes C and D thereto. Other financial analyses and documents prepared by J.P. Morgan and Piper Jaffray were prepared as part of the iterative process used in order to arrive at the conclusion expressed in their respective fairness opinion. Accordingly, we do not believe these other financial analyses and documents need to be reviewed by the Staff or disclosed in the Registration Statement.

* * * * *

Securities and Exchange Commission

Endologix, Inc.

Amendment No. 1 to Registration Statement on Form S-4

January 4, 2016

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4277 or via email at mlawhead@sycr.com, or in his absence, Lawrence Cohn via telephone at (949) 725-4132 or via email at lcohn@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Michael L. Lawhead

Michael L. Lawhead

cc:

Endologix, Inc.

John McDermott, Chairman and Chief Executive Officer

Vaseem Mahboob, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Lawrence Cohn

Arnold & Porter LLP

Julia Vax

Edward Deibert